U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2003.
Total number of pages: 58.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [Financial Highlights-Nine months ended December 2002]

2. [Consolidated Results of Operations (US GAAP) Third quarter, fiscal year ended March 2003]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director
Date: January 30, 2003

January 30, 2003

Financial Highlights—Nine months ended December 2002

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the nine months ended December 2002.

For further information, please contact:

Koichi Ikegami

General Manager

Investor Relations Department

Nomura Group Headquarters

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku

Tokyo 103-8011, Japan

TEL: +813-3211-1811

The following unaudited consolidated financial information is not intended to comply with Regulation S-X and therefore should not be construed to include all information required for interim financial information under Regulation S-X.

NOMURA HOLDINGS, INC.

FINANCIAL HIGHLIGHTS
(UNAUDITED)

				% Change	Translation into U.S. dollars
	For the nine months ended/ as of					For the year ended/ as of
	December 31, 2001 (A)	December 31, 2002 (B)		(B) vs. (A)	December 31, 2002	March 31, 2002
	(yen and dollar amounts in millions, except per share data)
FOR THE PERIOD ENDED
				%
Total revenue	¥1,138,395	¥634,390		(44.3)	$5,342	¥1,825,399
Net revenue	717,093	415,562		(42.0)	3,499	1,321,351
Non-interest expenses	821,549	355,935		(56.7)	2,997	1,148,379
Income (loss) before income taxes	(104,456)	59,627		—	502	172,972
Income (loss) before cumulative effect of accounting change	(75,909)	36,242		—	305	168,046
Cumulative effect of accounting change	—	109,799		—	925	—
Net income (loss)	(75,909)	146,041		—	1,230	168,046
Per share data :
Basic—
Income (loss) before cumulative effect of accounting change	(38.66)	18.47		—	0.16	85.57
Cumulative effect of accounting change	—	55.95		—	0.47	—
Net income (loss)	(38.66)	74.42		—	0.63	85.57
Diluted—
Income (loss) before cumulative effect of accounting change	(38.66)	18.47		—	0.16	85.32
Cumulative effect of accounting change	—	55.95		—	0.47	—
Net income (loss)	(38.66)	74.42		—	0.63	85.32
Cash dividends	—	—			—	15.00
Return on equity (ROE):	(7.2)% *	9.5%	*			11.1%

AT PERIOD-END
Total Assets	¥18,679,743	¥19,451,687			$163,804	¥17,758,273
Shareholders’ equity	1,376,430	1,723,821			14,517	1,604,929
Per share data :
Shareholders’ equity	700.18	885.77			7.46	816.48

*	ROE for the interim period is calculated as below;
(Income before cumulative effect of accounting change x (4/3) + Cumulative effect of accounting change)

(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the nine months ended December 31, 2001 and 2002.

	Millions of yen
	For the nine months ended,
	December 31, 2001	December 31, 2002
Non-interest revenue	¥718,645	¥320,287
Net interest revenue	(1,552)	95,275

Net revenue	717,093	415,562
Non-interest expenses	821,549	355,935

Income (loss) before income taxes	(104,456)	59,627
Income tax expense (benefit)	(28,547)	23,385
Cumulative effect of accounting change (1)	—	109,799

Net income (loss)	¥(75,909)	¥146,041

Annualized return on equity (ROE)	(7.2% )	9.5%

(Note 1)	Cumulative effect of accounting change represents writing off the remaining unamortized negative goodwill associated with the acquisition of Nomura Asset Management Co., Ltd.

Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported a net revenue of ¥ 416 billion for the nine months ended December 31, 2002, a decrease of ¥ 301 billion or 42% from ¥ 717 billion for the nine months ended December 31, 2001. Non-interest expenses were ¥ 356 billion for the nine months ended December 31, 2002, a decrease of ¥ 466 billion or 57% over the same period in the prior year.

The decline in net revenues and non-interest related expenses is due to the fact that the results of operations for the nine months ended December 31, 2001 include the consolidated results of Principal Finance Group (“PFG”) entities, which were contributed to a limited partnership on March 27, 2002 in exchange for a limited partnership interest and, accordingly are not consolidated with our results of operations for the nine months ended December 31, 2002. PFG accounted for ¥ 339 billion of net revenues and ¥ 343 billion of non-interest related expenses for the nine months ended December 31, 2001.

Income before income taxes and net income were ¥ 60 billion and ¥ 146 billion, respectively, for the nine months ended December 31, 2002. This compares to a loss before income taxes and a net loss of ¥ 104 billion and ¥ 76 billion respectively for the same period in the prior year.

Total assets were approximately ¥ 19.5 trillion at December 31, 2002, an increase of approximately ¥ 1.7 trillion from March 31, 2002 and total shareholders’ equity increased by ¥ 118.9 billion from March 31, 2002 to approximately ¥ 1.7 trillion at December 31, 2002. Nomura’s return on equity was 9.5% for the nine months ended December 31, 2002 on an annualized basis.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	For the nine months ended,
	December 31, 2001	December 31, 2002
Non-interest revenue	¥168,983	¥191,938
Net interest revenue	2,412	2,119

Net revenue	171,395	194,057
Non-interest expenses	157,330	159,609

Income before income taxes	¥14,065	¥34,448

Domestic Retail has furthermore strengthened its capabilities to provide personalized investment consultation services with customers in order to meet their various investment needs in the current low interest rate environment. Net revenue increased by 13% from ¥171,395 million for the nine months ended December 31, 2001 to ¥194,057 million for the nine months ended December 31, 2002, mainly due to an increase in selling commissions from foreign currency bonds and medium term notes. Non-interest expenses increased by 1% from ¥157,330 million for the nine months ended December 31, 2001 to ¥159,609 million for the nine months ended December 31, 2002. As a result, Income before income taxes increased by 145% from ¥14,065 million for the nine months ended December 31, 2001 to ¥34,448 million for the nine months ended December 31, 2002.

Operating Results of Global Wholesale

	Millions of yen
	For the nine months ended,
	December 31, 2001	December 31, 2002
Non-interest revenue	¥186,132	¥137,769
Net interest revenue	30,275	78,081

Net revenue	216,407	215,850
Non-interest expenses	146,460	148,652

Income before income taxes	¥69,947	¥67,198

Under continued adverse business circumstances such as the stagnant Japanese equity markets Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow and Fixed Income increased net gain on trading. Net revenue decreased by only 0.3% from ¥216,407 million for the nine months ended December 31, 2001 to ¥215,850 million for the nine months ended December 31, 2002. Non-interest expenses increased by 1% from ¥146,460 million for the nine months ended December 31, 2001 to ¥148,652 for the nine months ended December 31, 2002. As a result, Income before income taxes decreased by 4% from ¥69,947 million for the nine months ended December 31, 2001 to ¥67,198 million for the nine months ended December 31, 2002.

Fixed Income

Net revenue increased by 86% from ¥63,451 million for the nine months ended December 31, 2001 to ¥117,913 million for the nine months ended December 31, 2002, mainly due to an increase in net gain on bond trading relating to medium term notes and foreign currency bonds. Non-interest expenses increased by 10% from ¥47,866 million for the nine months ended December 31, 2001 to ¥52,882 million for the nine months ended December 31, 2002. As a result, Income before income taxes increased by 317% from ¥15,585 million for the nine months ended December 31, 2001 to ¥65,031 million for the nine months ended December 31, 2002.

Equity

Net revenue decreased by 32% from ¥89,453 million for the nine months ended December 31, 2001 to ¥60,642 million for the nine months ended December 31, 2002, mainly due to a decrease in customers’ order-flow such as block trading resulting from the stagnant Japanese equity markets. Non-interest expenses decreased by 1% from ¥49,204 million for the nine months ended December 31, 2001 to ¥48,696 million for the nine months ended December 31, 2002. Income before income taxes decreased by 70% from ¥40,249 million for the nine months ended December 31, 2001 to ¥11,946 million for the nine months ended December 31, 2002.

Investment Banking and Merchant Banking

Net revenue decreased by 41% from ¥63,503 million for the nine months ended December 31, 2001 to ¥37,295 million for the nine months ended December 31, 2002. Non-interest expenses decreased by 5% from ¥49,390 million for the nine months ended December 31, 2001 to ¥47,074 million for the nine months ended December 31, 2002. As a result, Income before income taxes was ¥14,113 million for the nine months ended December 31, 2001 and Loss before income taxes was ¥9,779 million for the nine months ended December 31, 2002.

Net revenue for Investment Banking decreased by 30% from ¥68,391 million for the nine months ended December 31, 2001 to ¥48,085 million for the nine months ended December 31, 2002, partly due to a decrease in order-flow relating to Japanese equity markets such as stagnant IPO volume in capital markets. Non-interest expenses for Investment Banking decreased by 6% from ¥43,263 million for the nine months ended December 31, 2001 to ¥40,568 million for the nine months ended December 31, 2002. As a result, Income before income taxes for Investment banking activities decreased by 70% from ¥25,128 million for the nine months ended December 31, 2001 to ¥7,517 million for the nine months ended December 31, 2002.

Net revenue for Merchant Banking changed by 121% from (¥4,888) million for the nine months ended December 31, 2001 to (¥10,790) million for the nine months ended December 31, 2002, because there were no exit transactions in Merchant Banking for this period and funding costs have been charged for its assets. Non-interest expenses for Merchant Banking increased by 6% from ¥6,127 million for the nine months ended December 31, 2001 to ¥6,506 million for the nine months ended December 31, 2002. As a result, loss before income taxes for Merchant Banking increased by 57% from ¥11,015 million for the nine months ended December 31, 2001 to ¥17,296 million for the nine months ended December 31, 2002.

Operating Results of Asset Management

	Millions of yen
	For the nine months ended,
	December 31, 2001	December 31, 2002
Non-interest revenue	¥35,217	¥27,428
Net interest revenue	653	1,730

Net revenue	35,870	29,158
Non-interest expenses	26,137	25,699

Income before income taxes	¥9,733	¥3,459

Net revenue decreased by 19% from ¥35,870 million for the nine months ended December 31, 2001 to ¥29,158 million for the nine months ended December 31, 2002, due to a decrease in asset management fees associated with changes in product characteristics of Nomura Bond Fund and a decrease in the outstanding balance of bond investment trusts. Non-interest expenses decreased by 2% from ¥26,137 million for the nine months ended December 31, 2001 to ¥25,699 million for the nine months ended December 31, 2002. As a result, Income before income taxes decreased by 64% from ¥9,733 million for the nine months ended December 31, 2001 to ¥3,459 million for the nine months ended December 31, 2002.

Other Operating Results

Other operating results include gains (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 4 to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes in Other decreased from ¥118,160 million for the nine months ended December 31, 2001 to ¥7,728 million for the nine months ended December 31, 2002. The main reason for the decrease was that an impairment loss of ¥92,441 million was recorded for an affiliated company was for the nine months ended December 31, 2001.

We introduced certain methodologies to allocate Headquarters’ expenses to our three business segments effective April 1, 2002. We created global Headquarters accounts and allocate its expenses to business segments according to benefits received by each business segment. The improvement was made to better allocate the expenses based on benefits received by each segment, and it also included allocation of headquarters’ expenses which previously were not allocated to segments. Had we not applied the current allocation methodologies for the nine months ended December 31, 2002, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥39,714 million, ¥73,733 million and ¥3,989 million, respectively.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION
(UNAUDITED)

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended				For the year ended
	December 31, 2001 (A)	December 31, 2002 (B)	(B) vs. (A)	December 31, 2002	March 31, 2002
Revenue:
Commissions	¥105,155	¥115,079	9.4%	$969	¥140,001
Fees from investment banking	56,661	50,850	(10.3)	428	75,255
Asset management and portfolio service fees	83,099	63,636	(23.4)	536	109,985
Net gain on trading	130,683	114,489	(12.4)	964	162,228
Interest and dividends	419,750	314,103	(25.2)	2,645	500,541
Loss on investments in equity securities	(56,528)	(32,331)	—	(272)	(55,860)
Gain from changes in equity of an affiliated company	3,504	—	—	—	3,504
PFG entities product sales	221,927	—	—	—	294,931
PFG entities rental income	120,919	—	—	—	177,053
Gain on sales of PFG entities	—	—	—	—	116,324
Gain (loss) on private equity investments	—	(4,883)	—	(41)	232,472
Other	53,225	13,447	(74.7)	113	68,965

Total revenue	1,138,395	634,390	(44.3)	5,342	1,825,399
Interest expense	421,302	218,828	(48.1)	1,843	504,048

Net revenue	717,093	415,562	(42.0)	3,499	1,321,351

Non-interest expenses:
Compensation and benefits	251,708	180,755	(28.2)	1,522	379,540
Commissions and floor brokerage	15,409	13,594	(11.8)	114	20,962
Information processing and communications	62,869	56,210	(10.6)	473	87,252
Occupancy and related depreciation	52,308	43,218	(17.4)	364	73,787
Business development expenses	19,373	18,500	(4.5)	156	26,652
PFG entities cost of goods sold	153,527	—	—	—	200,871
PFG entities expenses associated with rental income	70,167	—	—	—	111,529
Other	196,188	43,658	(77.7)	368	247,786

	821,549	355,935	(56.7)	2,997	1,148,379

Income(loss) before income taxes	(104,456)	59,627	—	502	172,972

Income tax expense(benefit):
Current	42,948	15,929	(62.9)	134	61,898
Deferred	(71,495)	7,456	—	63	(56,972)

	(28,547)	23,385	—	197	4,926

Income(loss) before cumulative effect of accounting change	(75,909)	36,242	—	305	168,046
Cumulative effect of accounting change	—	109,799	—	925	—

Net income(loss)	¥(75,909)	¥146,041	—	$1,230	¥168,046

Per share of common stock:
	Yen		% Change	Translation into U.S. dollars	Yen
Basic—			%
Income(loss) before cumulative effect of accounting change	¥(38.66)	¥18.47	—	$0.16	¥85.57
Cumulative effect of accounting change	—	55.95	—	0.47	—

Net income(loss)	¥(38.66)	¥74.42	—	$0.63	¥85.57

Diluted—
Income(loss) before cumulative effect of accounting change	¥(38.66)	¥18.47	—	$0.16	¥85.32
Cumulative effect of accounting change	—	55.95	—	0.47	—

Net income(loss)	¥(38.66)	¥74.42	—	$0.63	¥85.32

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	December 31, 2001	March 31, 2002	December 31, 2002	December 31, 2002
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥871,387	¥356,635	¥568,644	$4,789
Time deposits	150,342	381,038	277,207	2,334
Deposits with stock exchanges and other segregated cash	94,038	38,061	34,849	294

	1,115,767	775,734	880,700	7,417

Loans and receivables:
Loans receivable from customers	219,771	221,455	320,431	2,698
Loans receivable from other than customers	230,695	451,662	221,061	1,862
Receivables from customers	57,817	21,191	24,674	208
Receivables from other than customers	329,523	370,116	344,042	2,897
Receivables under resale agreements and securities borrowed transactions	7,055,611	6,680,001	7,613,379	64,113
Securities pledged as collateral	2,971,665	2,964,276	3,400,186	28,633
Allowance for doubtful accounts	(15,134)	(18,410)	(16,593)	(140)

	10,849,948	10,690,291	11,907,180	100,271

Trading assets and private equity investments:
Securities inventory	3,566,398	4,302,217	4,688,918	39,486
Derivative contracts	352,413	293,266	496,836	4,184
Private equity investments	—	281,774	276,970	2,332

	3,918,811	4,877,257	5,462,724	46,002

Other:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥218,485 million at December 31, 2001, ¥221,113 million at March 31, 2002, and ¥176,389 million ($ 1,485 million) at December 31, 2002, respectively)	169,685	170,762	182,135	1,534
PFG entities land, buildings, equipment and furniture and fixtures (net of accumulated depreciation and amortization of ¥103,670 million at December 31, 2001)	1,125,912	—	—	—
Lease deposits	81,893	74,591	75,775	638
Non-trading debt securities	299,720	426,400	298,684	2,515
Investments in equity securities	193,932	192,377	142,793	1,202
Investments in and advances to affiliated companies	262,443	257,089	246,052	2,072
Deferred tax assets	37,422	132,808	104,707	882
Other assets	624,210	160,964	150,937	1,271

	2,795,217	1,414,991	1,201,083	10,114

Total assets	¥18,679,743	¥17,758,273	¥19,451,687	$163,804

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	December 31, 2001	March 31, 2002	December 31, 2002	December 31, 2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥660,265	¥729,907	¥418,349	$3,523
Payables to other than customers	300,409	182,760	307,247	2,587
Payables under repurchase agreements and securities loaned transactions	8,910,696	8,245,492	9,954,502	83,827
Short-term borrowings	1,093,538	1,689,504	1,267,750	10,676
Time and other deposits received	294,469	338,925	248,646	2,094

	11,259,377	11,186,588	12,196,494	102,707

Trading liabilities:
Securities sold but not yet purchased	2,354,901	2,387,847	2,869,497	24,164
Derivative contracts	395,029	305,899	454,732	3,829

	2,749,930	2,693,746	3,324,229	27,993

Other liabilities:
Accrued income taxes	36,565	50,920	19,607	165
Accrued pension and severance costs	42,976	56,109	55,876	471
Other	418,021	411,127	228,612	1,925

	497,562	518,156	304,095	2,561

Long-term borrowings	1,437,792	1,754,854	1,903,048	16,026

Non-recourse PFG entities loans and bonds	1,358,652	—	—	—

Total liabilities	17,303,313	16,153,344	17,727,866	149,287

Commitments and contingencies (See note 3)
Shareholders’ equity:
Common stock
Issued—1,965,919,860 shares, 1,965,919,860 shares, and 1,965,919,860 shares at December 31, 2001, March 31, 2002, and December 31, 2002, respectively	182,800	182,800	182,800	1,539

Additional paid-in capital	150,979	150,979	151,197	1,273

Retained earnings	1,101,750	1,316,221	1,462,261	12,314

Accumulated other comprehensive income
Minimum pension liability adjustment	(17,667)	(24,972)	(23,362)	(197)
Cumulative translation adjustments	(41,272)	(19,685)	(22,151)	(186)

	(58,939)	(44,657)	(45,513)	(383)

	1,376,590	1,605,343	1,750,745	14,743
Less—Common stock held in treasury, at cost—93,131 shares, 246,075 shares, 19,803,406 shares at December 31, 2001, March 31, 2002 and December 31, 2002, respectively	(160)	(414)	(26,924)	(226)

Total shareholders’ equity	1,376,430	1,604,929	1,723,821	14,517

Total liabilities and shareholders’ equity	¥18,679,743	¥17,758,273	¥19,451,687	$163,804

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS
(UNAUDITED)

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended December 31, 2002	For the nine months ended December 31, 2002	For the Year ended March 31, 2002
Cash flows from operating activities:
Net income	¥146,041	$1,230	¥168,046
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Cumulative effect of accounting change	(109,799)	(925)	—
Depreciation and amortization	23,150	195	70,042
Loss on investments in equity securities	32,331	272	55,860
Gain on sales of PFG entities	—	—	(116,324)
Loss (gain) on private equity investments	4,883	41	(232,472)
Deferred income tax expense (benefit)	7,456	63	(56,972)
Changes in operating assets and liabilities:
Time deposits	104,200	877	(97,592)
Deposits with stock exchanges and other segregated cash	548	5	10,695
Trading assets and private equity investments	(683,497)	(5,755)	(854,907)
Trading liabilities	665,569	5,605	(264,355)
Receivables under resale agreements and securities borrowed transactions	(1,312,665)	(11,054)	(379,434)
Payables under repurchase agreements and securities loaned transactions	2,226,603	18,750	363,754
Loans and other receivables, net of allowance	(380,221)	(3,202)	(107,129)
Time and other deposits received and other payables	(293,170)	(2,469)	3,326
Accrued income taxes, net	(36,097)	(304)	6,058
Other, net	(29,159)	(245)	128,020

Net cash provided by (used in) operating activities	366,173	3,084	(1,303,384)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(31,607)	(266)	(92,168)
Proceeds from sales of office buildings, land, equipment and facilities	462	4	25,762
Payments for purchases of investments in equity securities	(1,102)	(9)	(3,017)
Proceeds from sales of investments in equity securities	25,112	211	36,621
Business combinations, net of cash acquired	—	—	(258,987)
Cash contributed to private equity investments	—	—	(95,720)
Proceeds from sales of PFG entities	—	—	129,469
Decrease in non-trading debt securities, net	121,125	1,020	178,869
Decrease in other investments and other assets, net	15,164	128	26,989

Net cash provided by (used in) investing activities	129,154	1,088	(52,182)

Cash flows from financing activities:
Increase in long-term borrowings	555,016	4,674	1,499,309
Decrease in long-term borrowings	(244,023)	(2,055)	(966,131)
(Decrease) increase in short-term borrowings, net	(529,458)	(4,459)	696,681
Payments for repurchases of common stock	(26,510)	(223)	—
Payments for cash dividends	(29,485)	(248)	(34,352)

Net cash (used in) provided by financing activities	(274,460)	(2,311)	1,195,507

Effect of exchange rate changes on cash and cash equivalents	(8,858)	(75)	13,018

Net increase (decrease) in cash and cash equivalents	212,009	1,786	(147,041)
Cash and cash equivalents at beginning of the period	356,635	3,003	503,676

Cash and cash equivalents at end of the period	¥568,644	$4,789	¥356,635

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
(UNAUDITED)

1.    Accounting policies:

The consolidated financial information herein has basically been prepared in accordance with Nomura’s accounting policies which are disclosed in the footnotes of Nomura Holdings, Inc’s Form 20-F (the Annual Report filed with the U.S. Securities and Exchange Commission) for the year ended March 31, 2002. Critical changes in accounting methods are as follows.

Change in Method of Accounting for Stock Options:

Effective April 1, 2002 Nomura changed its method of accounting for stock-based compensation plans. Nomura has adopted the fair-value-based method of accounting for company stock options. The effect of this change in accounting was to increase compensation and benefits expense and decrease income before income taxes by ¥218 million ($2 million) for the nine-months ended December 30, 2002.

Cumulative Effect of Accounting Change:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment. In addition, negative goodwill that arises in a business combination must be written off immediately. Nomura adopted SFAS No. 142 effective April 1, 2002, which resulted in writing off negative goodwill arising from a previous business combination of ¥109,799 million ($925 million), net of taxes.

2.    U.S. dollar amounts:

The U.S. dollar amounts are included solely for convenience and have been translated at the rate of ¥118.75 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3.    Credit commitments and contingencies:

In the normal course of Nomura Holding, Inc’s subsidiaries’ banking and financing activities, the subsidiaries enter into contractual commitments to extend credit, standby letters of credit, underwriting commitments and issuance of financial guarantees, which generally have a fixed expiration date.

Contractual amounts of these commitments at December 31, 2002 and March 31, 2002 were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	December 31, 2002	December 31, 2002	March 31, 2002
Commitments to extend credit and note issuance facility	¥134,138	$1,130	¥138,599
Standby letters of credit and financial guarantees	46,742	394	25,721

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)
(UNAUDITED)

4.    Segment Information-Operating segment:

Business segments’ results for the nine months ended December 31, 2001, 2002, and for the year ended March 31, 2002, are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Nine months ended December 31, 2001
Non-interest revenue	¥168,983	¥186,132	¥35,217	¥12,250	¥402,582
Net interest revenue	2,412	30,275	653	18,552	51,892

Net revenue	171,395	216,407	35,870	30,802	454,474
Non-interest expenses	157,330	146,460	26,137	148,962	478,889

Income (loss) before income taxes	¥14,065	¥69,947	¥9,733	¥(118,160)	¥(24,415)

Nine months ended December 31, 2002
Non-interest revenue	¥191,938	¥137,769	¥27,428	¥(206)	¥356,929
Net interest revenue	2,119	78,081	1,730	13,345	95,275

Net revenue	194,057	215,850	29,158	13,139	452,204
Non-interest expenses	159,609	148,652	25,699	20,867	354,827

Income (loss) before income taxes	¥34,448	¥67,198	¥3,459	¥(7,728)	¥97,377

	Change (%)
Income (loss) before income taxes
Nine months ended December, 2002 vs. 2001	144.9	(3.9)	(64.5)	—	—

	Translation into millions of U.S. dollars
Nine months ended December 31, 2002
Non-interest revenue	$1,616	$1,160	$231	($1)	$3,006
Net interest revenue	18	658	14	112	802

Net revenue	1,634	1,818	245	111	3,808
Non-interest expenses	1,344	1,252	216	176	2,988

Income (loss) before income taxes	$290	$566	$29	($65)	$820

	Millions of yen
For the year ended March 31, 2002
Non-interest revenue	¥226,156	¥385,430	¥46,840	¥11,171	¥669,597
Net interest revenue	2,949	54,505	367	14,422	72,243

Net revenue	229,105	439,935	47,207	25,593	741,840
Non-interest expenses	208,621	248,657	37,031	168,990	663,299

Income (loss) before income taxes	¥20,484	¥191,278	¥10,176	¥(143,397)	¥78,541

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)
(UNAUDITED)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.
The following table presents the major components of income/ (loss) before income taxes in “Other”

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2001	December 31, 2002	December 31, 2002	March 31, 2002
Gain on not designated hedging instruments	¥27,359	¥293	$2	¥31,435
(Loss)/gain on investment securities	(4,721)	5,227	44	218
Equity in losses of affiliates	(9,953)	(93)	(1)	(9,551)
Corporate items	(24,993)	(1,126)	(9)	(41,730)
Amortization of goodwill and negative goodwill	9,889	—	—	13,316
Impairment loss on investment in an affiliated company	(92,441)	—	—	(92,441)
Multi-employer pension plan	(18,720)	—	—	(18,720)
Profit from changes in equity of an affiliated company	3504	—	—	3,504
Others	(8,084)	(12,029)	(101)	(29,428)

Total	¥(118,160)	¥(7,728)	$(65)	¥(143,397)

The table below presents reconciliation of the combined segment information included in the table on previous page to reported net revenue and income before income taxes in the consolidated income statement information.

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2001	December 31, 2002	December 31, 2002	March 31, 2002
Net revenue	¥454,474	¥452,204	$3,808	¥741,840
Unrealized loss on investments in equity securities held for relationship purpose	(56,271)	(38,735)	(326)	(60,177)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	318,890	2,093	17	639,688

Consolidated net revenue	¥717,093	¥415,562	$3,499	¥1,321,351

Income before income taxes	¥(24,415)	¥97,377	$820	¥78,541
Unrealized loss on investments in equity securities held for relationship purpose	(56,271)	(38,735)	(326)	(60,177)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	(23,770)	985	8	154,608

Consolidated income (loss) before income taxes	¥(104,456)	¥59,627	$502	¥172,972

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION
(UNAUDITED)

“Commissions received” and “Net gain on trading” consist of the following.

Commissions received

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended				For the year ended
	December 31, 2001 (A)	December 31, 2002 (B)	(B) vs. (A)	December 31, 2002	March 31, 2002
Commissions	¥105,155	¥115,079	9.4	$969	¥140,001

Brokerage Commissions	74,770	69,875	(6.5)	588	97,505
Commissions for Distribution of Investment Trust	19,013	24,382	28.2	205	26,728

Fees from Investment Banking	56,661	50,850	(10.3)	428	75,255

Underwriting and Distribution	46,439	38,230	(17.7)	322	61,010
M&A / Financial Advisory Fees	9,516	10,731	12.8	90	13,383

Asset Management and Portfolio Service Fees	83,099	63,636	(23.4)	536	109,985

Asset Management Fee	75,728	56,691	(25.1)	477	100,142

Total	¥244,915	¥229,565	(6.3)	$1,933	¥325,241

Net gain on trading

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended				For the year ended
	December 31, 2001 (A)	December 31, 2002 (B)	(B) vs. (A)	December 31, 2002	March 31, 2002
Merchant Banking	¥(5,060)	¥(1,301)	—	$(11)	¥(6,828)
Equity Trading	78,719	14,730	(81.3)	124	113,036
Fixed Income and Other Trading	57,024	101,060	77.2	851	56,020

Total	¥130,683	¥114,489	(12.4)	$964	¥162,228

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION
(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Revenue:
Commissions	¥39,597	¥30,971	¥34,587	¥34,846	¥46,091	¥34,685	¥34,303
Fees from investment banking	14,122	22,907	19,632	18,594	15,632	18,281	16,937
Asset management and portfolio service fees	29,639	27,765	25,695	26,886	24,190	21,905	17,541
Net gain on trading	72,780	10,124	47,779	31,545	36,964	29,185	48,340
Interest and dividends	182,491	129,854	107,405	80,791	91,065	115,848	107,190
(Loss) profit on investments in equity securities	(1,423)	(41,735)	(13,370)	668	(3,325)	(7,094)	(21,912)
Profit from changes in equity of an affiliated company	—	—	3,504	—	—	—	—
PFG entities product sales	86,528	67,565	67,834	73,004	—	—	—
PFG entities rental income	28,210	36,643	56,066	56,134	—	—	—
Gain on sales of PFG entities	—	—	—	116,324	—	—	—
Gain on private equity investments	—	—	—	232,472	3,037	(5,929)	(1,991)
Other	18,422	19,925	14,878	15,740	3,317	6,401	3,729

Total revenue	470,366	304,019	364,010	687,004	216,971	213,282	204,137
Interest expense	180,203	133,342	107,757	82,746	74,305	72,533	71,990

Net revenue	290,163	170,677	256,253	604,258	142,666	140,749	132,147

Non-interest expenses:
Compensation and benefits	80,091	96,844	74,773	127,832	63,595	57,688	59,472
Commissions and floor brokerage	4,891	5,270	5,248	5,553	4,477	5,553	3,564
Information processing and communications	19,825	20,501	22,543	24,383	18,176	19,233	18,801
Occupancy and related depreciation	20,671	15,859	15,778	21,479	14,563	14,537	14,118
Business development expenses	6,029	7,921	5,423	7,279	5,895	7,782	4,823
PFG entities cost of goods sold	61,387	45,648	46,492	47,344	—	—	—
PFG entities expenses associated with rental income	15,040	18,244	36,883	41,362	—	—	—
Other	29,358	135,329	31,501	51,598	17,589	13,690	12,379

	237,292	345,616	238,641	326,830	124,295	118,483	113,157

Income(loss) before income taxes	52,871	(174,939)	17,612	277,428	18,371	22,266	18,990

Income tax expense(benefit):
Current	15,224	10,168	17,556	18,950	15,100	(1,256)	2,085
Deferred	11,505	(81,114)	(1,886)	14,523	(4,775)	10,297	1,934

	26,729	(70,946)	15,670	33,473	10,325	9,041	4,019

Income(loss) before cumulative effect of accounting change	26,142	(103,993)	1,942	243,955	8,046	13,225	14,971
Cumulative effect of accounting change	—	—	—	—	109,799	—	—

Net income(loss)	¥26,142	¥(103,993)	¥1,942	¥243,955	¥117,845	¥13,225	¥14,971

	Yen
Per share of common stock:
Basic—
Income(loss) before cumulative effect of accounting change	¥13.32	¥(52.98)	¥0.99	¥124.10	¥4.09	¥6.73	¥7.65
Cumulative effect of accounting change	—	—	—	—	55.86	—	—

Net income(loss)	¥13.32	¥(52.98)	¥0.99	¥124.10	¥59.95	¥6.73	¥7.65

Diluted—
Income(loss) before cumulative effect of accounting change	¥13.30	¥(52.98)	¥0.99	¥123.72	¥4.09	¥6.73	¥7.65
Cumulative effect of accounting change	—	—	—	—	55.86	—	—

Net income(loss)	¥13.30	¥(52.98)	¥0.99	¥123.72	¥59.95	¥6.73	¥7.65

Unconsolidated Financial Information of Major Consolidated Entities
(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

—	Nomura Holdings, Inc. Financial Information (Parent Company Only)

—	Nomura Securities Co., Ltd. Financial Information

—	Nomura Asset Management Co., Ltd. Financial Information

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)
INCOME STATEMENT INFORMATION
(UNAUDITED)

	For the nine months ended December 31, 2002	For the year ended March 31, 2002
Operating revenue	75,391	269,122
Operating expenses	67,922	209,786

Operating income	7,468	59,336

Non-operating income	3,057	12,643
Non-operating expenses	711	3,793

Ordinary income	9,814	68,186

Special profits	15,616	35,282
Special losses	9,105	162,750

Income (loss) before income taxes	16,325	(59,282)

Income taxes—current	(33,039)	390
Income taxes—deferred	38,479	(22,459)

Net income (loss)	10,886	(37,212)

Unappropriated retained earnings brought forward	6,855	23,931

Unappropriated retained earnings (accumulated deficit)	17,741	(13,280)

Note: On October 1, 2001, the corporate separation date, Nomura Holdings, Inc. (the Company) implemented corporate separation and the operation of the securities and other related businesses was succeeded by Nomura Securities Co., Ltd., the Company’s wholly-owned subsidiary and the Company became a holding company. The results for the year ended March 2002 include the revenue related to the securities businesses when the Company was engaged in securities business activities (from April 1, 2001 to September 30, 2001).

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)
BALANCE SHEET INFORMATION
(UNAUDITED)

	Millions of yen
	December 31, 2002	March 31, 2002
Assets:
Current Assets	471,036	475,668
Fixed Assets	1,537,624	1,548,240

Total Assets	2,008,660	2,023,909

Liabilities:
Current Liabilities	171,577	277,158
Long-term Liabilities	462,671	305,116

Total Liabilities	634,249	582,274

Total Shareholders’ Equity	1,374,411	1,441,634

Total Liabilities and Shareholders’ Equity	2,008,660	2,023,909

NOMURA SECURITIES CO., LTD.

INCOME STATEMENT INFORMATION
(UNAUDITED)

	Millions of yen
	For the nine months ended December 31, 2002	For the year ended March 31, 2002
Operating revenue	356,161	223,529

Commissions	160,402	106,962
Net gain on trading	150,702	100,002
Net gain on other inventories	7	11
Interest and dividend income	45,048	16,552

Interest expenses	25,423	8,377

Net operating revenue	330,737	215,151

Selling, general and administrative expenses	233,686	154,747

Operating income	97,051	60,404

Non-operating income	1,176	1,354
Non-operating expenses	1,046	786

Ordinary income	97,181	60,972

Special profits	272	1,680
Special losses	217	—

Income before income taxes	97,236	62,653

Income taxes—current	43,891	29,974
Income taxes—deferred	(5,058)	(5,671)

Net income	58,403	38,351

Unappropriated retained earnings brought forward	20,351	—

Unappropriated retained earnings	78,754	38,351

NOMURA SECURITIES CO., LTD. BALANCE SHEET INFORMATION
(UNAUDITED)

	Millions of yen
	December 31, 2002	March 31, 2002
ASSETS
Current Assets:	8,087,149	7,947,203

Trading Assets	4,573,790	4,196,718
Loans with securities as collateral	2,958,086	2,825,204
Other	555,272	925,279

Fixed Assets	69,963	63,073

Total Assets	8,157,112	8,010,276

LIABILITIES
Current Liabilities:	6,974,060	6,839,245

Trading liabilities	2,466,072	1,691,817
Borrowings with securities as collateral	2,769,787	2,741,798
Other	1,738,199	2,405,629

Long-term Liabilities	546,138	597,260

Statutory Reserves	680	463

Total Liabilities	7,520,879	7,436,969

Total Shareholder’s Equity	636,233	573,307

Total Liabilities and Shareholder’s Equity	8,157,112	8,010,276

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION
(UNAUDITED)

Please note that the results for the year ended March 31, 2002 show in effect six months’ results as Nomura Securities Co., Ltd. started its securities business on October 1, 2001.

1.    Commission Revenues

	(Millions of yen)
	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
(1) Breakdown by Category
Brokerage commissions	60,343	38,921

(Stocks)	(55,133)	(36,551)
(Bonds)	(1,619)	(1,044)
Underwriting commissions	17,218	16,587

(Stocks)	(11,459)	(13,405)
(Bonds)	(5,758)	(3,182)
Distribution commissions	25,065	14,221

(Investment trust certificates)	(24,200)	(14,138)
Other commissions	57,775	37,231

(Investment trust certificates)	(27,738)	(25,358)

Total	160,402	106,962

(2) Breakdown by Product
Stocks	69,785	51,746
Bonds	12,160	6,872
Investment trust certificates	55,528	40,822
Others	22,927	7,521

Total	160,402	106,962

2.    Net Gain/Loss on Trading

	(Millions of yen)
	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
Stocks	28,211	46,671
Bonds and forex	122,491	53,330

Total	150,702	100,002

NOMURA SECURITIES CO., LTD. SUPPLEMENTARY INFORMATION
(UNAUDITED)

3.    Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Nine Months Ended December 31, 2002		Year Ended March 31, 2002
	Number of shares	Amount	Number of shares	Amount
Total	33,191	34,918,071	23,044	24,211,514
(Brokerage)	20,125	19,747,982	13,564	13,099,127
(Proprietary Trading)	13,066	15,170,088	9,480	11,112,387
Brokerage / Total	60.6%	56.6%	58.9%	54.1%
TSE Share	7.9%	9.2%	8.2%	8.4%
Brokerage Commission per share (yen)	2.65	2.64

4.    Underwriting, Subscription, and Distribution

	(Millions of shares or yen)
	Nine Months Ended December 31, 2002	Year Ended March 31, 2002
Underwriting
Stocks (number of shares)	172	38
(yen amount)	351,891	181,024
Bonds (face value)	4,646,485	2,837,665
Investment trust certificates (yen amount)	—	—
Commercial paper and others (face value)	515,500	224,400
Subscription and Distribution*
Stocks (number of shares)	1,466	38
(yen amount)	404,248	187,697
Bonds (face value)	1,473,656	810,655
Investment trust certificates (yen amount)	9,357,646	9,654,633
Commercial paper and others (face value)	515,500	224,400

*	Includes secondary offerings and private placements.

5.    Capital Adequacy Ratio

			Millions of yen except percentages
			December 31, 2002	March 31, 2002
Tier I		(A)	636,233	573,308
Tier II	Statutory reserves		680	464
	Allowance for doubtful accounts		211	631
	Subordinated debt		190,000	187,100
	Total	(B)	190,892	188,194

Illiquid Asset		(C)	78,315	73,395

Net Capital	(A) + (B)-(C) =	(D)	748,810	688,107

Risk	Market risk		97,909	113,743
	Counterparty risk		109,515	102,675
	Basic risk		78,928	80,660
	Total	(E)	286,354	297,078

Capital Adequacy Ratio		(D)/(E)	261.4%	231.6%

NOMURA ASSET MANAGEMENT CO., LTD.

UNCONSOLIDATED INCOME STATEMENT INFORMATION
(UNAUDITED)

	Millions of yen
	For the nine months ended December 31, 2002	For the year Ended March 31, 2002
Operating revenue
Investment trust management fees	40,268	77,981
Investment advisory fees	5,382	7,339
Other operating revenue	0	0

	45,650	85,321

Operating expenses
Commissions	22,683	47,686
Other operating expenses	6,860	9,528

	29,543	57,215

General and administrative expenses	11,357	16,368

Operating income	4,749	11,738
Non-operating income	2,725	1,195
Non-operating expenses	467	106

Ordinary income	7,007	12,827
Special profits	8	1,430
Special losses	1,590	2,483

Income before income taxes	5,425	11,774
Income taxes—current	3,917	2,039
Income taxes—deferred	(1,544)	2,856

Net income	3,052	6,879
Unappropriated retained earnings brought forward	621	741

Unappropriated retained earnings	3,673	7,621

NOMURA ASSET MANAGEMENT CO., LTD.

UNCONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)

	Millions of yen
	December 31, 2002	March 31, 2002
Assets
Current assets	49,814	90,881
Fixed assets	243,997	276,507

Total assets	293,811	367,389

Liabilities
Current liabilities	120,463	183,805
Long-term liabilities	7,626	11,644

Total liabilities	128,089	195,450

Total shareholder’s equity	165,722	171,938

Total liabilities and shareholder’s equity	293,811	367,389

NOMURA ASSET MANAGEMENT CO., LTD.
SUPPLEMENTARY INFORMATION
(UNAUDITED)

1.    Net Assets of Investment Trusts

	Billions of yen
	December 31, 2002	March 31, 2002
Stock Investment Trusts-Public
Unit Type	161	219
Open Type	3,167	2,979

	3,328	3,198
Bond Investment Trusts-Public
Bond Investment Trusts	4,465	6,299
Money Management Fund	1,394	1,785
Others	1,901	2,302

	7,761	10,387
Private Investment Trusts
Stock Investment Trusts	227	170
Bond Investment Trusts	9	10

	237	180

Total	11,328	13,767

2.    Assets under Investment Management and Advisory Contracts

	Billions of yen
	December 31, 2002	March 31, 2002
Domestic-General	306	391
Domestic-Pension	2,728	3,180
Overseas	733	874

Total	3,767	4,446

NOMURA

Consolidated Results of Operations

(US GAAP)

Third quarter, fiscal year ended March 2003

Nomura Holdings, Inc.

January 2003

Outline of the Presentation

- **Financial Summary**

- **Review of Businesses**
  - Segment Information
  - Domestic Retail
  - Global Wholesale
  - Asset Management
  - Non-interest Expenses

- **Appendix**

1. This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2003 Nomura Holdings, Inc. All rights reserved.
2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6. The consolidated financial information in this document is not subject to audit.

2

NOMURA

Consolidated Financial Summary
Nine months ended December 31, 2002

Results for the Nine Months (billions of yen)

Net revenue	415.6 (up 10%*)
Non-interest expenses	355.9 (down 26%*)
Income before income taxes	59.6 (N.M.)
Net income	146.0 (N.M.)
Total assets	19,451.7 (up 1,693.4**)
Total shareholders' equity	1,723.8 (up 118.9**)
Leverage	11.3 times (11.1 times**)
ROE	9.5%***

Third Quarter (billions of yen)

Net revenue	132.1 (down 4%*)
Non-interest expenses	113.2 (down 4%*)
Income before income taxes	19.0 (down 8%*)
Net income	15.0 (up 122%*)
ROE	9.8%***

* YOY comparison excludes income and expenses related to PFG entities
** Compared with corresponding items as of March 31, 2002
*** Includes cumulative effect of accounting change

3

NOMURA

Review of Businesses

- Segment Information (P5)
- Domestic Retail (P6-8)
- Global Wholesale (P9-12)
- Asset Management (P13-14)
- Non-interest Expenses (P15-16)

Segment Information

Income before Income Taxes by Segment

(Billions of yen)
145
120
95
70
45
20
-5
1Q
2Q
3Q
02.3 (3/4)
TOTAL (Nine-month total)
Up 145%
8.0
14.1
10.4
-4.3
34.4
19.1
1.4
13.9
15.4
Down 4%
69.9
23.0
24.6
22.3
67.2
21.7
9.0
36.5
143.5
Down 64%
2.7
9.7
2.2
4.9
1.3
3.5
1.0
1.1
7.6
FY02.3 4-12
FY03.3 4-12
FY02.3 (3/4)
Domestic Retail
Global Wholesale
Asset Management

5

NOMURA

Domestic Retail (1)*

Commissions (26.8 billion yen, up 16%)

- Stock Brokerage Commissions (13.5 billion yen, down 6%)
  - Individual Equity Agency Transaction Value** (monthly average)
    - 5.2 trillion yen, up 33%
- Commissions for Investment Trust Distribution*** (6.3 billion yen, down 2%)
  - Long-term Bond Investment Trust Redemption Commission***
    - 4.0 billion yen, up 34%
  - Equity Investment Trust Commission***
    - 1.2 billion yen, down 63%
  - Foreign Investment Trust Commission***
    - 1.1 billion yen, up 552%
  - Domestic Distribution Volume of Investment Trusts
    - 3.5 trillion yen (down 35%)
      - Bond investment trusts: 2.7 trillion yen, down 44%
      - Equity investment trusts: 0.2 trillion yen, down 16%
      - Foreign investment trusts: 0.6 trillion yen, up 86%
- Variable Annuity Insurance
  - Outstanding Variable Annuity Insurance Contracts
    - 105.3 billion yen (end of Sep.)
    - 149.3 billion yen (end of Dec.)
- Sales Credit (32.2 billion yen, up 71%)
  - Strong demand for MTNs and foreign currency bonds
- Investment Trust Administration Fees and Other (6.9 billion, down 46%)

  Decrease of Client Assets in Long-term Bond Investment Trust due to Yield Decline
  - Change of accounting methods for bond-type investment trusts
  - End of Dec. 2002: 4.3 trillion yen, down 31%
- Fees from Investment Banking (3.7 billion yen, up 40%)
  - Public offering for China Telecom, Dentsu etc.

Net Revenue

(Billions of yen)
80
70
60
50
40
30
20
10
0
Up 21%
58.1
70.3
57.3

	FY02.3 3Q	FY03.3 3Q	FY02.3 (1/4)
Total	58.1	70.3	57.3
Net interest revenue	0.9	0.7	0.8
Sales credit	18.8	32.2	15.4
Investment trust administration fees and other	12.6	6.9	13.3
Fees from investment banking	2.7	3.7	3.5
Commisions	23.1	26.8	24.4
Retail stock brokerage commissions	14.4	13.5	15.4

* All percentages are year-on-year comparisons unless otherwise stated

** Three major exchanges = Tokyo, Osaka, Nagoya

*** Nomura Securities

6

Domestic Retail (2)
Revenue Breakdown (approx figs.)

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%

	FY00.3	FY01.3	FY02.3	FY03.3 3Q	FY03.3 4-12 (9 months)
Variable annuity insurance	-	-	0%	3%	4%
Investment trusts (administration fees)	14%	30%	24%	10%	15%
Investment trusts (distribution fees and others)	24%	16%	13%	11%	15%
Equities	52%	40%	35%	27%	29%
Bonds	10%	15%	28%	48%	38%

7

Domestic Retail (3)
Client Assets / Net Asset Accumulation (excluding financial institutions)

■ Client Assets (Domestic Retail Division, excluding financial institutions)

Equities
Stock investment trusts
Overseas mutual funds
Bonds (including CB, WB)
Bond investment trusts
Other*
(Trillions of yen)
35
30
25
20
15
10
5
0
31.5
31.6
28.9
29.3
28.1
27.4
0.6
0.7
0.8
0.8
0.2
0.9
0.9
0.2
6.9
10.2
8.4
7.9
6.6
6.3
3.3
2.5
2.4
2.4
2.2
2.0
5.3
5.5
6.7
7.3
7.7
8.1
15.7
13.0
11.1
11.4
10.6
9.9
Mar. 00
Mar. 01
Mar. 02
Jun. 02
Sep. 02
Dec. 02

* Variable annuity insurance is included in 'Other'

■ Net Asset Accumulation (monthly average)

(Billions of yen)
800
700
600
500
400
300
200
100
0
727.1
457.9
115.0
181.7
166.1
109.2
200.3
FY01.1H
FY01.2H
FY02.1H
FY02.2H
FY03.1Q
FY03.2Q
FY03.3Q

Net asset accumulation: Gap between inflow and outflow of assets

8

Global Wholesale (1) Fixed Income

Point

- Domestic Bonds
  - ✓ Japan Highway Public Corporation FRN - 65 billion yen
- Securitized Products
  - ✓ The Government Housing Loan Corporation RMBS (joint lead) 150 billion yen
  - ✓ Daiwa Bank RMBS 33 billion yen
- Foreign Currency Bonds and MTNs
  - ✓ Foreign Currency Bonds for Retail Investors*
    - ➤ FY03.03 3Q 239.0 billion yen (up 7% YOY)
      - EIB 87.3 billion yen (denominated in A$)
      - Toyota Motor Credit 48.5 billion yen (denominated in US$)
- Distribution Volume of Foreign Currency Bonds for Retail Investors* (primary and secondary total)

(Billions of yen)
800
700
600
500
400
300
200
100
0
149.9
278.7
436.8
488.6
501.5
429.9
756.0
FY02.3 1Q
FY02.3 2Q
FY02.3 3Q
FY02.3 4Q
FY03.3 1Q
FY03.3 2Q
FY03.3 3Q

* Total offering amount lead by Nomura converted into yen

Net Revenue

(Billions of yen)
45
40
35
30
25
20
15
10
5
0
Up 113 %
19.5
41.6
22.7
FY02.3 3Q
FY03.3 3Q
FY02.3 (1/4)

9

Global Wholesale (2) Equity

Point

- Sluggish Equity Market
  - ✓ Equity Agency Transaction Value (monthly average) 27.5 trillion yen, down 12% YOY
  - ✓ Decrease in block trades due to share price decline
- Net Gain on Equity Trading (Nomura Securities)

(Billions of yen)
70
60
50
40
30
20
10
0
65.5
38.5
10.1
51.7
21.6
28.8
14.7
31.9
10.2
8.5
9.5
FY01.3
FY02.3
FY03.3
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q

Net Revenue
(Billions of yen)
35
30
25
20
15
10
5
0
25.6
Down 30%
17.9
31.3
FY02.3 3Q
FY03.3 3Q
FY02.3 (1/4)

10

Global Wholesale (3) Investment Banking

Point

- IPO, PO*
  - ✓ IPO Market: 67.2 billion yen, down 77% YOY
    Nomura: 7.9 billion yen, down 96% YOY
  - ✓ PO Market: 230.5 billion yen, up 260% YOY
    Nomura: 134.1 billion yen, up 1390% YOY
  - ✓ Major Issues
    - Dentsu share offering, Matsuda CB, Sharp share offering
    - China Telecom (coordinator for the public offering without listing in Japan and co-lead manager in the international tranche)
- Advisory Business
  - ✓ Major Deals
    - ENIX / SQUARE
    - Konica / MINOLTA
  - ✓ M&A Advisor Ranking**

Ranking	No. 1
Number of deals	125
Value	US$ 20.8 billion
Market share	33%

Sources: *Nomura Securities, 2003.3 3Q pricing day base

**Thomson Financial, Announced Mergers and Acquisitions: Any Japanese involvement. League table based on rank value. (Jan. 2002 - Dec. 2002)

Net Revenue

(Billions of yen)
35
30
25
20
15
10
5
0
32.3
Down 54%
22.1
14.8
FY02.3 3Q
FY03.3 3Q
FY02.3 (1/4)*

*Following organizational changes in October 2001, Merchant Banking was established separately from Investment Banking. As such, revenue from Merchant Banking is included in Investment Banking figures for 1H FY02.3.

11

NOMURA

Global Wholesale (4) Merchant Banking*

Point

- New Investments
  - ✓ Golf Course Revival Fund
  - ✓ Misawa Resort
  - ✓ Raicho Fund (aims to invest in mould and die manufacturers with sophisticated production capabilities)
- Exposure in Merchant Banking Business
  - ✓ Terra Firma I 272.1 billion yen
  - ✓ NPF 11.6 billion yen

(Billions of yen)
Terra Firma I
NPF
350
300
250
200
150
100
50
0
2.0
314.8
16.1
265.7
12.7
259.3
12.8
265.8
11.6
272.1
FY01.3
FY02.3
FY03.3 1Q
FY03.3 2Q
FY03.3 3Q

Net Revenue

(Billions of yen)
40
35
30
25
20
15
10
5
0
-5
-10
-4.9
-3.5
33.9
FY02.3 3Q
FY03.3 3Q
FY02.3 (1/4)*

*Following organizational changes in October 2001, Merchant Banking was established separately from Investment Banking

12

Asset Management (1)

Point

- New Funds
  - ✓ Nomura Short-Term Interest Fund (Oct.-Dec.)
    Total - 31 billion yen
- Assets Under Management of NCRAM
  - ✓ Dec. 31, 2001 - US$2.6 billion
  - ✓ Dec. 31, 2002 - US$4.4 billion (up 72% YOY)
- Assets Under Management of Main Foreign Currency Bond Funds

(Billions of yen)
200
180
160
140
120
100
80
60
40
20
0
Mar.01
Mar.02
Jun.02
Sep.02
Dec.12
162.1
142.9
93.8
80.0
U.S. Preferred Securities Open
Asset Backed Securities Open
Nomura Bond & Loan Fund
Asset Backed Securities Fund

Net Revenue
(Billions of yen)
14
12
10
8
6
4
2
0
12.1
Down 25%
9.1
11.8
FY02.3 3Q
FY03.3 3Q
FY02.3 (1/4)

13

NOMURA

Asset Management (2)

Assets Under Management (NAM)

(Trillions of yen)
Stock investment trusts
Bond investment trusts
Investment advisory
Other
25
20
15
10
5
0
19.9
0.1
5.6
10.7
3.5
21.0
0.2
4.9
13.3
2.6
18.2
0.2
4.5
10.4
3.2
17.1
0.2
4.1
9.2
3.6
15.6
0.2
3.9
8.3
3.3
15.1
0.2
3.8
7.8
3.3
Mar. 00
Mar.01
Mar.02
Jun.02
Sep.02
Dec.02

Market Share (NAM)

Bond investment trusts
Total public investment trusts
Stock investment trusts
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
28%
35%
40%
39%
39%
40%
26%
30%
33%
33%
31%
31%
21%
18%
21%
23%
20%
20%
Mar.00
Mar.01
Mar.02
Jun.02
Sep.02
Dec.02

Source: The Investment Trusts Association, Japan

14

NOMURA

Non-Interest Expenses* (1)

Point

- Compensation and Benefits
  59.5 billion yen, up 1% YOY
- Information Processing and Communications
  18.8 billion yen, down 9% YOY
- Business and Development Expenses
  4.8 billion yen, down 11% YOY
- Other Expenses (of which special losses)
  12.4 billion yen, down 18% YOY (0.5 bil. yen)
- Fixed Cost Coverage Ratio
  FY03.3 (Apr.-Dec.) 35% YOY
  - Asset management related fees**: 66.7 billion yen
  - Fixed-type expenses**: 190.7 billion yen

(Billions of yen)
180
150
120
90
60
30
0
166.0
Down 4%
117.7
113.2

	FY02.3 3Q	FY03.3 3Q	FY02.3 (1/4)
Total	117.7	113.2	166.0
Other (special losses)	0.2	0.5	23.7
Other	14.8	11.9	18.4
Business and development expenses	5.4	4.8	6.7
Occupancy and related depreciation	12.8	14.1	14.7
Information processing and communications	20.6	18.8	20.0
Commissions and floor brokerage	5.2	3.6	5.2
Compensation and benefits	58.6	59.5	77.3

* Excludes expenses related to PFG entities (484.4 bil. yen for FY02.3)
Items: Compensation and benefits, information processing and communications, occupancy and related depreciation, PFG entities' cost of goods sold, expenses associated with rental income, other

** Asset management related fees: Asset management fee, custodial services fee, and fee from coupon payments
Fixed-type expenses: Guaranteed bonus, depreciation, real estate related expenses and others

15

Non-Interest Expenses (2)

■Compensation and Benefits*

- ✓ Fixed-type expenses: 35.0 billion yen (down 4% on FY02.3 quarterly average**)
- ✓ Variable-type expenses: 24.5 billion yen (down 32% on FY02 quarterly average**)

Compensation and Benefits***
(Billions of yen)
45
40
35
30
25
20
15
40.4
34.2
36.6
36.7
35.3
35.0
23.2
32.5
36.0
27.0
22.4
24.5
FY00.3 (1/4)
FY01.3 (1/4)
FY02.3 (1/4)
FY03.3 1Q
FY03.3 2Q
FY03.3 3Q
Fixed-type
Variable-type

* Excludes expenses related to PFG entities (70.4 bil. yen for FY02.3)
** FY02 quarterly average: Fixed-type expenses (36.6 bil. yen), variable-type expenses (36.0 bil. yen)
*** Figures for FY02.3 exclude a special charge (18.9 bil. yen) for withdrawal from the multi-employer pension plan

16

NOMURA

Appendix

- Revenue and Income by Business Segment (P18-19)
- Global Wholesale (Revenue and Income by Business Line, Quarterly Base) (P20)
- Major Differences (Segment / Income Statement) (P21)
- Revenue (P22-25)
- Non-interest Expenses (P26)
- Client Assets (P27)
- Number of Accounts (P28)
- Secondary Market Share Data (P29)
- Primary Market Share Data (Value Base) (P30)
- Assets Under Management (NAM) / Domestic Distribution Volume of Investment Trusts (P31)
- VaR (P32)
- Number of Employees (P33)

NOMURA

Revenue and Income by Business Segment (1) (Nine-month Base)

Units: Millions of yen

Domestic Retail

	FY02.3 4-12	FY03.3 4-12	FY02.3 (3/4)
Non-interest revenue	168,983	191,938	169,617
Net-interest revenue	2,412	2,119	2,212
Net revenue	171,395	194,057	171,829
Non-interest expenses	157,330	159,609	156,466
Income before income taxes	14,065	34,448	15,363

Global Wholesale

	FY02.3 4-12	FY03.3 4-12	FY02.3 (3/4)
Non-interest revenue	186,132	137,769	289,072
Net-interest revenue	30,275	78,082	40,879
Net revenue	216,407	215,850	329,951
Non-interest expenses	146,460	148,652	186,493
Income before income taxes	69,947	67,198	143,458

Asset Management

	FY02.3 4-12	FY03.3 4-12	FY02.3 (3/4)
Non-interest revenue	35,217	27,428	35,130
Net-interest revenue	653	1,730	275
Net revenue	35,870	29,158	35,405
Non-interest expenses	26,137	25,699	27,773
Income before income taxes	9,733	3,459	7,632

18

NOMURA

Revenue and Income by Business Segment (2) (Quarterly Base)

Units: Millions of yen

Domestic Retail

	FY02.3				FY03.3		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Non-interest revenue	60,953	50,806	57,224	57,172	66,436	56,136	69,366
Net-interest revenue	1,076	467	870	537	599	605	915
Net revenue	62,029	51,274	58,091	57,710	67,035	56,742	70,280
Non-interest expenses	51,678	55,533	50,120	51,291	53,137	55,294	51,180
Income before income taxes	10,351	-4,259	7,974	6,418	13,899	1,449	19,100

Global Wholesale

	FY02.3				FY03.3		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Non-interest revenue	62,483	65,845	57,803	199,298	73,321	24,324	40,124
Net-interest revenue	7,816	7,734	14,725	24,230	16,541	30,970	30,571
Net revenue	70,299	73,580	72,528	223,528	89,861	55,294	70,695
Non-interest expenses	48,046	48,932	49,482	102,197	53,387	46,320	48,946
Income before income taxes	22,253	24,648	23,046	121,331	36,474	8,974	21,749

Asset Management

	FY02.3				FY03.3		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Non-interest revenue	12,779	10,401	12,037	11,623	9,850	10,288	7,290
Net-interest revenue	516	87	50	-286	-55	23	1,762
Net revenue	13,295	10,488	12,087	11,338	9,795	10,311	9,052
Non-interest expenses	8,383	8,331	9,423	10,894	8,682	8,995	8,021
Income before income taxes	4,912	2,156	2,665	442	1,113	1,316	1,031

19

Global Wholesale (Revenue and Income by Business Line, Quarterly Base)

Units: Millions of yen

Fixed Income

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q
Net revenue	20,727	23,175	19,549	27,302	43,887	32,476	41,550
Non-interest expenses	15,450	16,768	15,648	18,873	18,944	16,334	17,605
Income before income taxes	5,277	6,407	3,900	8,430	24,943	16,142	23,946

Equity

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q
Net revenue	27,976	35,882	25,595	35,623	30,416	12,353	17,872
Non-interest expenses	16,054	15,813	17,336	17,272	18,340	14,329	16,026
Income before income taxes	11,922	20,069	8,259	18,351	12,076	-1,977	1,846

Investment Banking

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q
Net revenue	21,597	14,522	32,272	19,958	16,830	16,453	14,801
Non-interest expenses	16,542	16,350	10,371	14,143	13,850	13,636	13,081
Income before income taxes	5,055	-1,827	21,902	5,815	2,980	2,817	1,720

Merchant Banking*

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q
Net revenue	-	-	-4,888	140,644	-1,272	-5,989	-3,528
Non-interest expenses	-	-	6,127	51,909	2,253	2,019	2,233
Income before income taxes	-	-	-11,015	88,735	-3,525	-8,009	-5,762

* The 3rd quarter figure for FY02.3 is the accumulated total from April through December 2002

20

NOMURA

Major Differences (Segment / Income Statement) (FY03.3 Apr.-Dec)

Total Income before Income Taxes for 3 Business Segments: 105.1billion yen

Gain on non-designated hedging instrument	0.3 billion yen
(Loss)/gain on investment securities	5.2 billion yen
Equity in (losses)/earnings of affiliates	-0.1 billion yen
Corporate items	-1.1 billion yen
Other	-12.0 billion yen
Unrealized loss on investments in equity securities held for relationship purpose	-38.7 billion yen
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	1.0 billion yen

Total 45.5 bil. yen

Income before income taxes 59.6 billion yen

21

NOMURA

Revenue (1)
(Commissions)

(Billions of yen)
Up 9%
105.2
115.1
105.0
120
100
80
60
40
20
0

	FY02.3 (4-12)	FY03.3 (4-12)	FY02.3 (3/4)
Total	105.2	115.1	105.0
Other	11.4	20.8	11.8
Commissions for distribution of investment trusts	19.0	24.4	20.0
Bond brokerage commissions	3.5	5.5	3.2
Stock brokerage commissions (others)	23.4	23.8	23.6
Stock brokerage commissions (Domestic Retail)	47.9	40.6	46.3

(Billions of yen)
39.6
31.0
34.6
34.8
46.1
34.7
34.3
50
40
30
20
10
0

	FY02.3 1Q	FY02.3 2Q	FY02.3 3Q	FY02.3 4Q	FY03.3 1Q	FY03.3 2Q	FY03.3 3Q
Total	39.6	31.0	34.6	34.8	46.1	34.7	34.3
Other	2.4	5.8	3.2	4.4	5.7	9.8	5.3
Commissions for distribution of investment trusts	7.8	4.7	6.5	7.7	11.8	6.2	6.4
Bond brokerage commissions	0.9	0.9	1.6	0.8	1.9	1.5	2.1
Stock brokerage commissions (others)	8.0	6.7	8.8	8.0	9.9	7.0	7.0
Stock brokerage commissions (Domestic Retail)	20.5	12.9	14.4	13.9	16.8	10.2	13.5

22

Revenue (2)
(Fees from Investment Banking)

(Billions of yen)
60
50
40
30
20
10
0
56.7
Down 10%
50.9
56.4

	FY02.3(4-12)	FY03.3(4-12)	FY02.3(3/4)
Total	56.7	50.9	56.4
Other	0.8	2.0	1.0
Financial advisory fees	9.5	10.7	10.0
Bond underwriting commissions	24.2	24.4	23.7
Equity underwriting commissions	22.1	13.7	21.7

(Billions of yen)
25
20
15
10
5
0
14.1
22.9
19.6
18.6
15.6
18.3
16.9

	FY02.3 1Q	FY02.3 2Q	FY02.3 3Q	FY02.3 4Q	FY03.3 1Q	FY03.3 2Q	FY03.3 3Q
Total	14.1	22.9	19.6	18.6	15.6	18.3	16.9
Other	0.4	0.3	0.1	0.5	0.3	1.0	0.6
Financial advisory fees	4.4	2.8	2.4	3.9	2.6	4.6	3.6
Bond underwriting commissions	7.1	9.8	7.4	7.3	9.0	7.1	8.4
Equity underwriting commissions	2.3	10.0	9.8	6.9	3.7	5.6	4.4

23

Revenue (3)
(Asset Management and Portfolio Service Fees)

(Billions of yen)
Down 23%
83.1
63.6
82.5

	FY02.3•4-12•	FY03.3•4-12•	FY02.3(3/4)
Total	83.1	63.6	82.5
Custodial Fees	7.4	6.9	7.4
Asset Management Fees	75.7	56.7	75.1

(Billions of yen)
29.6
27.8
25.7
26.9
24.2
21.9
17.5

	FY02.3 1Q	FY02.3 2Q	FY02.3 3Q	FY02.3 4Q	FY03.3 1Q	FY03.3 2Q	FY03.3 3Q
Total	29.6	27.8	25.7	26.9	24.2	21.9	17.5
Custodial Fees	2.5	2.6	2.3	2.5	2.4	2.3	2.3
Asset Management Fees	27.1	25.2	23.4	24.4	21.8	19.6	15.2

24

NOMURA

Revenue (4)
(Net Gain on Trading / Net Interest Revenue*)

(Billions of yen)
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
-20
UP 13%
181.5
204.9
263.1

	FY02.3•4-12•	FY03.3•4-12•	FY02.3(3/4)
Total	181.5	204.9	263.1
Net interest revenue	50.8	95.3	54.2
Equity	78.7	14.7	84.8
Gain on private equity investment/merchant banking trading**	-5.1	-6.2	82.1
Bonds and other	57.0	101.1	42.0

(Billions of yen)
175
150
125
100
75
50
25
0
-25
88.7
23.7
69.1
169.3
56.8
66.6
81.5

	FY02.3 1Q	FY02.3 2Q	FY02.3 3Q	FY02.3 4Q	FY03.3 1Q	FY03.3 2Q	FY03.3 3Q
Total	88.7	23.7	69.1	169.3	56.8	66.6	81.5
Net interest revenue	15.9	13.6	21.3	21.4	16.8	43.3	35.2
Equity	27.8	31.9	19.0	34.3	18.5	-3.4	-0.3
Gain on private equity investment/merchant banking trading**	9.0	-19.1	5.0	114.6	2.3	-7.4	-1.0
Bonds and other	35.9	-2.7	23.8	-1.0	19.2	34.1	47.7

* Excluding net interest revenue from PFG entities

** Net gain on private equity investment (232.5 bil. yen) is excluded from the quarterly average for FY ended March 31, 2002 due to a change in structure of PFG business. However, this figure includes the gain on sales of PFG assets (116.3 bil. yen).

25

NOMURA

Non-interest Expenses*

(Billions of yen)

500
450
400
350
300
250
200
150
100
50
0
478.9
Down 8%**
355.9
498.0

	FY02.3•4-12•	FY03.3•4-12•	FY02.3(3/4)
Total	478.9	355.9	498.0
Other (special losses)	94.1	2.0	71.1
Other	50.5	41.6	55.2
Business development expenses	19.4	18.5	20.0
Occupancy and related depreciation	41.2	43.2	44.1
Information processing and communications	57.8	56.2	60.0
Commissions and floor brokerage	15.4	13.6	15.7
Compensation and benefits	200.5	180.8	231.9

(Billions of yen)

250
200
150
100
50
0
121.8
239.4
117.7
185.1
124.3
118.5
113.2

	FY02.3 1Q	FY02.3 2Q	FY02.3 3Q	FY02.3 4Q	FY03.3 1Q	FY03.3 2Q	FY03.3 3Q
Total	121.8	239.4	117.7	185.1	124.3	118.5	113.2
Other (special losses)	0.4	93.4	0.2	0.8	0.5	1.1	0.5
Other	14.7	21.0	14.8	23.0	17.1	12.6	11.9
Business development expenses	6.0	7.9	5.4	7.3	5.9	7.8	4.8
Occupancy and related depreciation	14.5	13.9	12.8	17.6	14.6	14.5	14.1
Information processing and communications	18.4	18.8	20.6	22.2	18.2	19.2	18.8
Commissions and floor brokerage	4.9	5.3	5.2	5.6	4.5	5.6	3.6
Compensation and benefits	62.8	79.0	58.6	108.7	63.6	57.7	59.5

* Excludes expense related to PFG entities (484.4 bil. yen for FY02.3)
Items: Compensation and benefits, information processing and communications, occupancy and related depreciation, PFG entities' cost of goods sold, expenses associated with rental income, other.

** Excluding special losses

26

Client Assets (trillions of yen)

Nomura Securities

	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02
Equity	36.4	34.8	31.6	27.5	28.3	28.9	24.9	24.8	25.1	24.9	23.6	22.3
Bonds	12.8	12.3	12.4	12.3	12.9	12.3	12.8	13.3	13.7	14.9	15.4	15.4
Stock investment trusts	4.0	3.8	3.6	3.1	3.1	3.2	2.6	2.7	2.7	2.7	2.5	2.4
Bond investment trusts	8.4	10.1	9.7	10.7	11.7	12.1	11.1	9.7	9.3	8.2	7.4	6.9
Overseas mutual funds	0.7	0.8	0.8	0.9	0.8	0.9	0.8	0.9	0.9	1.0	1.0	1.1
Other	0.1	0.1	0.1	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.0
Total	62.4	61.8	58.3	54.4	56.8	57.5	52.3	51.4	51.8	51.8	50.0	48.2

Client Assets (Domestic Retail Division, excluding financial institutions)

	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02
Equity	15.7	15.4	14.0	12.7	13.0	13.5	10.9	11.2	11.1	11.4	10.6	9.9
Bonds	5.3	5.3	5.2	5.4	5.5	5.6	5.8	6.4	6.7	7.3	7.7	8.1
Stock investment trusts	3.3	3.0	2.9	2.5	2.5	2.7	2.1	2.2	2.4	2.4	2.2	2.0
Bond investment trusts	6.9	8.1	8.8	9.9	10.2	10.0	9.3	8.8	8.4	7.9	6.6	6.3
Overseas mutual funds	0.6	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.9	0.9
Other	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.2
Total	31.5	32.1	31.3	31.0	31.6	32.2	28.4	29.0	28.9	29.3	28.1	27.4

27

NOMURA

Number of Accounts

Nomura Home Trade (online trading accounts) (thousands of accounts)

Mar.00	Jun.00	Sep.00	Dec.00	Mar.01	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02
188	283	349	461	584	686	778	860	936	1,005	1,079	1,114

IT Share

	FY01.3				FY02.3				FY03.3		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
No. of orders	25%	26%	32%	34%	38%	36%	37%	39%	39%	38%	33%
Transaction value	8%	10%	14%	15%	18%	17%	13%	17%	17%	14%	9%

Nomura Cash Management Service (thousands of accounts)

Mar.00	Jun.00	Sep.00	Dec.00	Mar.01	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02
1,397	1,665	1,903	2,169	2,395	2,539	2,686	2,805	2,899	2,965	3,029	3,079

New Account Openings (individual, monthly average) (thousands of accounts)

FY01.3				FY02.3				FY03.3		
1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
50	43	37	24	22	25	21	21	20	22	20

28

NOMURA

Secondary Market Share Data

Market units: trillions of yen

Individual Equity Agency Transactions (monthly average)

	FY01.3				FY02.3				FY03.3		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Market	6.3	5.1	3.7	3.7	4.9	3.3	3.9	4.0	5.2	3.9	5.2
Nomura's share	25%	21%	19%	16%	16%	16%	16%	13%	20%	16%	17%

Off-floor/Off-exchange Equity Trading Share

	FY01.3				FY02.3				FY03.3		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Off-floor market	7.7	5.8	4.2	5.6	5.3	4.5	4.4	5.1	4.1	4.1	2.7
Off-exchange	10.6	11.7	6.8	9.9	8.2	8.2	8.3	7.7	9.6	8.7	8.7
Nomura's share	22%	24%	18%	19%	19%	19%	18%	19%	24%	18%	21%

JGB Auction Share

	FY01.3				FY02.3				FY03.3		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Market	14.1	8.5	12.5	12.4	13.8	13.4	14.6	14.3	16.8	18.2	15.7
Nomura's share	12%	14%	12%	14%	12%	20%	13%	14%	20%	18%	10%

Bond Secondary Trading

	FY01.3				FY02.3				FY03.3		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Market	217	195	226	248	271	221	227	247	296	299	261
Nomura's share	15%	16%	14%	14%	15%	17%	14%	14%	13%	16%	13%

29

NOMURA

Primary Market Share Data (Value Base)

Straight Bonds *

	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12
Nomura's Share	19%	19%	19%	21%	20%	22%	22%

Euro-Yen Bonds **

	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12
Nomura's Share	27%	23%	22%	28%	35%	24%	20%

Samurai Bonds **

	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12
Nomura's Share	30%	39%	36%	38%	4%	4%	10%

Japanese IPO ***

	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12
Nomura's Share	7%	17%	37%	36%	89%	70%	50%

Japanese PO ***

	FY02.3 01.4-6	01.4-9	01.4-12	01.4-02.3	FY03.3 02.4-6	02.4-9	02.4-12
Nomura's Share	48%	40%	37%	34%	40%	42%	47%

Sources: * Thomson DealWatch, lead manager base
** Thomson Financial Securities Data, bookrunner base
*** Nomura Securities

30

NOMURA

Assets Under Management (NAM) / Domestic Distribution Volume of Investment Trusts

Assets Under Management (NAM)

(Trillions of yen)

	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02
Stock investment trusts	3.5	3.4	3.2	2.8	2.6	2.7	2.4	2.9	3.2	3.6	3.3	3.3
Bond investment trusts	10.7	13.2	11.7	12.3	13.3	14.5	12.9	10.9	10.4	9.2	8.3	7.8
Non-public investment trusts	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Investment advisory (domestic)	4.6	3.9	3.9	4.0	3.9	3.5	3.6	3.7	3.6	3.3	3.1	3.0
Investment advisory (overseas)	1.0	1.1	1.0	1.0	1.0	1.0	0.8	0.9	0.9	0.8	0.8	0.7
Total	19.9	21.7	20.0	20.3	21.0	21.9	19.8	18.6	18.2	17.1	15.6	15.1

Domestic Distribution Volume of Investment Trusts

(Trillions of yen)

	FY01.3				FY02.3				FY03.3		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Stock investment trusts	0.7	0.6	0.2	0.3	0.5	0.3	0.3	0.3	0.5	0.3	0.2
Bond investment trusts	6.7	5.0	4.5	3.7	5.4	6.4	4.8	3.6	2.4	1.8	2.7
Foreign investment trusts	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.0	0.5	0.4	0.6
Total	7.6	5.8	4.9	4.3	6.2	7.0	5.4	3.8	3.3	2.5	3.5

31

NOMURA

Value at Risk

- **Definition**
  - 99% confidence level
  - 1-day time horizon for our trading portfolio
  - Inter-product price fluctuations considered

- **From Apr. 2001 to Dec. 2002**
  - Maximum: 4.5 billion yen
  - Minimum: 1.7 billion yen
  - Average: 3.0 billion yen

(Billions of yen)

End of Month	Mar.00	Sep.00	Mar.01	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02
Equity	1.7	2.6	3.0	2.5	2.0	2.8	2.0	1.8	1.3	1.3
Interest Rate	1.5	1.8	2.7	2.2	1.7	2.9	2.3	1.7	1.8	1.9
Foreign Exchange	0.1	0.1	0.3	0.2	0.3	0.2	0.2	0.4	0.4	0.3
Sub-total	3.3	4.5	6.0	4.9	4.0	6.0	4.5	3.8	3.5	3.5
Diversification Benefit	(1.0)	(1.4)	(2.0)	(1.7)	(1.2)	(1.9)	(1.2)	(1.2)	(1.2)	(1.1)
VaR*	2.3	3.1	4.0	3.2	2.8	4.1	3.3	2.6	2.3	2.4

*** Consolidated**

32

Number of Employees

	Mar. 00	Mar.01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02
Asia/Oceania	488	486	473	476	464	468	469	462	461
Americas	983	835	874	893	881	827	769	753	752
Europe	1,319	1,370	1,380	1,449	1,430	1,381	1,346	1,352	1,343
Japan (FA, SA)	2,173	2,195	2,260	2,192	2,130	2,177	2,110	2,072	2,033
Japan (excluding FA, SA)	9,860	9,507	10,011	9,846	9,735	9,697	10,069	9,969	9,868
Total	14,823	14,393	14,998	14,856	14,640	14,550	14,763	14,608	14,457

33